[redacted]

15025807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMN CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26041 ACERO [redacted]
(No. and Street)

MISSION VIEJO (City) CA (State) 92691 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew S. Merwin, CFP President (949) 455-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & Co., CPAs and Consultants, LLP
(Name – *if individual, state last, first, middle name*)

1551 North Tustin Ave, Suite 1000 (Address) Santa Ana, (City) CA (State) 92705 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 23 2015
14 REGISTRATIONS BRANCH

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew S. Merwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMN Capital Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIE J. WILDE
Commission # 2039615
Notary Public - California
Orange County
My Comm. Expires Sep 26, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ronald Blue & Co.[SM]
CPAs and Consultants

FMN CAPITAL CORPORATION

INDEPENDENT AUDITORS' REPORT

December 31, 2014

FMN CAPITAL CORPORATION

INDEPENDENT AUDITORS' REPORT

December 31, 2014

FMN CAPITAL CORPORATION

December 31, 2014

TABLE OF CONTENTS

Ronald Blue & Co.
CPAs and Consultants, LLP

1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

Telephone: 714.543.0500
Facsimile: 714.543.1567

Ronald Blue & Co.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

We have audited the accompanying statement of financial condition of FMN Capital Corporation (the Company) as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained on pages 11 through 14 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ronald Blue & Co.
CPAs and Consultants, LLP

RONALD BLUE & CO. CPAS AND CONSULTANTS, LLP
Santa Ana, California
February 25, 2015

FMN CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$	248,663
Cash and cash equivalents - restricted		50,000
Accounts receivable		57,101
Prepaid expenses		43,966
Property and equipment, net		2,537
Total assets	$	402,267

MAR 2 6 2015

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	23,937
Commissions payable		541
Total liabilities		24,478
Stockholder's Equity		
Common stock, no par value, 1,000,000 shares authorized, 93,600 shares issued and outstanding		18,158
Retained earnings		351,919
Accumulated other comprehensive income		7,712
Total stockholder's equity		377,789
Total liabilities and stockholder's equity	$	402,267

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF INCOME
For the Year Ended December 31, 2014

Revenue	
Concessions	$ 2,161,146
Other income	16,251
Investment income	54,302
Total revenue	2,231,699
Operating expenses	
Administrative	1,168,341
Commissions	815,289
Licenses, permits and fees	47,597
Outside services	30,324
Shared office expense	41,955
Total operating expenses	2,103,506
Income before provision for income taxes	128,193
Provision for income taxes	1,923
Net income	$ 126,270

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Common stock	Retained earnings	Accumulated other comprehensive income	Total
Balances at January 1, 2014	$ 18,158	$ 536,169	$ 63,041	$ 617,368
Net income	-	126,270	-	126,270
Other comprehensive income:				
Unrealized gain (loss) on securities	-	-	(55,329)	(55,329)
Cash dividends paid	-	(310,520)	-	(310,520)
Balances at December 31, 2014	$ 18,158	$ 351,919	$ 7,712	$ 377,789

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

For the Year Ended December 31, 2014

For the year ended December 31, 2014, no subordinated liabilities or agreements exist in the financial statements of FMN Capital Corporation.

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash flows from operating activities		
Net income	$	126,270
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,928
Gain on disposition of marketable equity securities		(53,624)
(Increase) decrease in:		
Accounts receivable		(34,857)
Prepaid expenses		(10,395)
Increase (decrease) in:		
Accounts payable		11,496
Income taxes payable		(1,953)
Commissions payable		(12,071)
Cash provided by operating activities		26,794
Cash flows from investing activities		
Proceeds from sale of marketable equity securities		1,969,267
Purchase of marketable equity securities		(1,809,563)
Acquisition of equipment		(925)
Cash provided by investing activities		158,779
Cash flows from financing activities		
Cash dividends paid		(310,520)
Cash used in financing activities		(310,520)
Net change in cash and cash equivalents		(124,947)
Cash and cash equivalents, beginning of year		423,610
Cash and cash equivalents, end of year	$	298,663
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$	1,923
Interest	$	-

There were no non-cash financing or investing activities that occurred during the year ended December 31, 2014.

See accompanying notes and independent auditors' report

Note 1 – Summary of significant accounting policies

Organization and nature of business

FMN Capital Corporation (the Company), a California corporation, was incorporated January 31, 1995, and adopted a fiscal year of December 31. It maintains its principal and only active office in Mission Viejo, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

Basis of recognition

Concession revenue and commission expense of the Company utilizing its clearing firm (see Note 6) are recognized based on the trade date.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Concentrations

Credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time, the Company maintains cash deposits in excess of federally insured limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Revenue

The Company processes all offerings for Financial Management Network, Inc. (FMN, Inc.). See Note 5 for related party disclosure.

Note 1 – Summary of significant accounting policies (continued)

<u>Cash and cash equivalents</u>

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

<u>Restricted cash</u>

The Company maintains an account with its clearing house in the amount of $50,000. These funds are not available for current operations and are listed as cash and cash equivalents – restricted on the statement of financial condition.

<u>Capital requirement</u>

Pursuant to SEC Rule 15c3-1 and as directed by FINRA, the Company is required to maintain a minimum net capital of $50,000.

<u>Accounts receivable</u>

Accounts receivable consists of the commissions associated with the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. Substantially all of the accounts receivable are considered collectible. Accordingly, no allowance for doubtful accounts is recorded.

<u>Property and equipment</u>

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2014, was $1,928 and is included in administrative expenses in the statement of income.

<u>Income taxes</u>

Generally, income taxes have not been provided for because the Company's stockholder's elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However, there is a provision for income taxes, which represents a state minimum tax on corporations. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Note 2 – Property and equipment

Property and equipment consisted of the following:

Computer equipment	$	16,859
Equipment		19,625
Furnishings		11,865
Total property and equipment		48,349
Less: accumulated depreciation		(45,812)
Property and equipment, net	$	2,537

Note 3 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $50,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2014, the Company had net capital of $274,570, which was $224,570 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 8.92% at December 31, 2014.

Note 4 – Income taxes

The provision for income taxes for the year ended December 31, 2014, consisted of the following:

State	$	1,923

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2014, the Company's tax years for 2010, 2011, 2012 and 2013 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2014, the Company is no longer subject to U.S. federal, state, or local, examinations by tax authorities for years before 2009.

Note 5 – Related party transactions

The Company is related through common ownership to Financial Management Network, Inc. (FMNI), a California Corporation, of which the sole stockholder of the Company is an 80% owner and the FMN ESOP is a 20% owner.

The Company has entered into an expense sharing agreement with FMNI. After consideration of all expenses borne by both companies and since many services are provided to both firms by the same vendors, it has been determined that FMNI will pay the expenses when invoiced. FMNI will then invoice the Company for its portion of the shared expenses when they are incurred. Shared expenses include use of facilities, personnel, utilities, and supplies, and are based on an agreed upon percentage for each applicable expense. During the year ended December 31, 2014, the Company paid $811,060 under the agreement.

Note 6 – Contingency

The Company is contractually obligated to maintain its agreement with its clearing firm for five years, beginning in March 2008. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee, which at December 31, 2014, was $149,284. Pursuant to Section XIII of the clearing agreement, in the event that the Company terminates the clearing agreement for any reason during the initial term of the agreement, the Company agrees to pay the clearing firm a lump sum fee representing the monthly clearing and execution charges due for the remaining length of the agreement. Such fee will be determined by calculating the average monthly clearing and execution charge for the previous quarter, and shall be due prior to the deconversion of accounts or upon 90 days from notice of termination. On December 4, 2012, management extended the agreement for three years. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

Note 7 – Subsequent events

Management has evaluated subsequent events through February 25, 2015, the date on which the financial statements were available to be issued.

FMN CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Computation of net capital

Total stockholder's equity	$ 377,789
Deduct nonallowable assets	(103,219)
Net capital	$ 274,570

Aggregate indebtedness

Items included in statement of financial condition:	
Various liabilities	$ 24,478
Total aggregate indebtedness	$ 24,478
Ratio: aggregate indebtedness to net capital	8.92%

Computation of basic net capital requirement

Minimum dollar net capital required:	
Company	$ 50,000
6-2/3% of total aggregate indebtedness	1,632
Minimum dollar net capital required	50,000
Net capital, as calculated above	274,570
Excess net capital	224,570
Net capital less 120% of minimum net capital required	214,570
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 269,622

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2014, with the final audit report attached.

FMN CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

FMN CAPITAL CORPORATION

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Ronald Blue & Co.
CPAs and Consultants, LLP

Ronald Blue & Co.
CPAs and Consultants

February 25, 2015

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

FMN Capital Corporation (the Company) is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Section k(2)(ii), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board of the United States and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

RONALD BLUE & CO. CPAS AND CONSULTANTS, LLP
Santa Ana, California
February 25, 2015

FMN CAPITAL CORPORATION
Member FINRA & SIPC

26041 Acero, Mission Viejo, CA 92691
(949) 455-0300 Fax (949) 716-7413 www.fmncc.com

December 31, 2014

Assertions Regarding Exemption Provisions

We, as members of management of FMN Capital Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) broker-dealers who do not carry customer margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. May not hold funds or securities for, or owe money or securities to, customers.

Furthermore, all transactions between the broker-dealer and its customers are effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of FMN Capital Corporation".

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending ***December 31, 2014.***

FMN Capital Corporation

By:

Matthew S. Merwin
President

12/31/2014
Dated

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMN CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26041 ACERO
(No. and Street)

MISSION VIEJO (City) CA (State) 92691 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew S. Merwin, CFP President (949) 455-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & Co., CPAs and Consultants, LLP
(Name – *if individual, state last, first, middle name*)

1551 North Tustin Ave, Suite 1000 (Address) Santa Ana, (City) CA (State) 92705 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew S. Merwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMN Capital Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIE J. WILDE
Commission # 2039615
Notary Public - California
Orange County
My Comm. Expires Sep 26, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ronald Blue & Co.
CPAs and Consultants, LLP

1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

Telephone: 714.543.0500
Facsimile: 714.543.1567

Ronald Blue & Co.℠
CPAs and Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by FMN Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FMN Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FMN Capital Corporation's management is responsible for the FMN Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

RONALD BLUE & CO. CPAS AND CONSULTANTS, LLP
Santa Ana, California
February 25, 2015

FMN CAPITAL CORPORATION

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
3053	2/4/2014	SIPC	$ 3,950.00
3112	7/18/2014	SIPC	1,419.00
		Total payments made	$ 5,369.00

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